CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Strategic Accelerated Redemption Securities® Linked to the SPDR® EURO STOXX 50® ETF, due August 8, 2011	1,362,290	$10.00	$13,622,900	$971.31

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$13,622,900.00
Underwriting discount (1)	$0.125	$170,286.25
Proceeds, before expenses, to Bank of America Corporation	$9.875	$13,452,613.75

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.950 per unit and $0.075 per unit, respectively.

Merrill Lynch & Co.

July 29, 2010

1,362,290 Units

Strategic Accelerated Redemption Securities®

Linked to the SPDR® EURO STOXX 50® ETF,

due August 8, 2011

$10 principal amount per unit

Term Sheet No. 399

Pricing Date

Settlement Date

Maturity Date

CUSIP No.

July 29, 2010

August 5, 2010

August 8, 2011

06052K430

Strategic Accelerated Redemption Securities®

The notes will be called at an amount equal to the $10 principal amount per unit plus a Call Premium if the closing market price per share of the SPDR® EURO STOXX 50® ETF (the “Index Fund”) on any Observation Date is equal to or greater than 100% of its starting value. The Call Premium will be 13.300% of the Original Offering Price per annum (equivalent to 6.650% if the notes are called on the first Observation Date, or 9.975% if the notes are called on the second Observation Date)

1-to-1 downside loss if the notes are not called prior to maturity and the closing market price per share of the Index Fund decreases below the Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately one year

Payments on the notes are subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Strategic Accelerated Redemption Securities® Linked to the SPDR® EURO STOXX 50® ETF, due August 8, 2011 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide for an automatic call if the Observation Level of the SPDR® EURO STOXX 50® ETF (the “Index Fund”) on any Observation Date is equal to or greater than the Call Level. If the notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the percentage decrease in the price per share of the Index Fund from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date. Investors’ gain or loss generally will be long-term capital gain or loss if the notes are held for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, any capital gain or loss generally will be short-term capital gain or loss. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year
Market Measure:	SPDR® EURO STOXX 50® ETF (Index Fund symbol: “FEZ”)
Starting Value:	35.49 (the Volume Weighted Average Price)
Volume Weighted Average Price:

The price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Index Fund taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges on the pricing date.

Ending Value:

The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a trading day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement STR-2.

Observation Level:	The Closing Market Price (as defined on page TS-7) of the Index Fund on NYSE Arca, multiplied by the Price Multiplier
Observation Dates:	January 25, 2011; April 26, 2011; and August 1, 2011 (the final Observation Date)
Call Level:	35.49 (100% of the Starting Value)
Call Amounts (per Unit):	$10.6650 if called on January 25, 2011; $10.9975 if called on April 26, 2011; and $11.3300 if called on August 1, 2011
Call Premium:	13.30% of the Original Offering Price per annum.
Call Settlement Date:

The fifth Banking Business Day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described on page S-25 of product supplement STR-2; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	31.94 (90% of the Starting Value, rounded to two decimal places)
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Index Fund described in product supplement STR-2
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to that Observation Date, which is equal to the Original Offering Price per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations, based on:

1) the Starting Value of 35.49;

2) the Threshold Value of 31.94 (90% of the Starting Value, rounded to two decimal places);

3) the Call Level of 35.49, or 100% of the Starting Value;

4) the term of the notes from August 5, 2010 to August 8, 2011;

5) the Call Premium of 13.30% of the Original Offering Price per unit per annum; and

6) Observation Dates occurring on January 25, 2011, April 26, 2011, and August 1, 2011.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on January 25, 2011, the Call Amount per unit will be:

$10.00 plus the Call Premium of $0.6650 = $10.6650 per unit.

Example 2

If the call is related to the Observation Date that falls on April 26, 2011, the Call Amount per unit will be:

$10.00 plus the Call Premium of $0.9975 = $10.9975 per unit.

Example 3

If the call is related to the Observation Date that falls on August 1, 2011, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.3300 = $11.3300 per unit.

The Notes Are Not Called on Any of the Observation Dates

Example 4

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is not less than 31.94, the Threshold Value. The Redemption Amount per unit will therefore be $10.0000.

Example 5

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index Fund on the final Observation Date is less than 31.94, the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the Ending Value is 28.39, or 80% of the Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(28.39 – 31.94)	× 100%	]	= $9.0000 per unit
35.49

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Observation Level on each Observation Date, the Ending Value, if applicable, and the term of your investment.

Summary of the Hypothetical Examples
Notes Are Called on an Observation Date	Observation Date on January 25, 2011	Observation Date on April 26, 2011	Observation Date on August 1, 2011
Starting Value	35.49	35.49	35.49
Call Level	35.49	35.49	35.49
Hypothetical Observation Level on the Observation Date	39.04	37.26	37.26
Return of the Index Fund (excluding any dividends)	10.00%	5.00%	5.00%
Return of the Notes	6.550%	9.975%	13.300%
Call Amount per Unit	$10.6650	$10.9975	$11.3300

Notes Are Not Called on Any Observation Date	Hypothetical Ending Value Is Greater than the Threshold Value	Hypothetical Ending Value Is Less than the Threshold Value
Starting Value	35.49	35.49
Hypothetical Ending Value	32.65	28.39
Threshold Value	31.94	31.94
Return of the Index Fund (excluding any dividends)	-8.00%	-20.00%
Return of the Notes	0.000%	-10.000%
Redemption Amount per Unit	$10.0000	$9.0000

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the stocks included in the Index Fund.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index Fund.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index Fund.

▪

We cannot control actions by the Index Fund’s investment manager, SSgA Funds Management, Inc. (“SSFM”), which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and SSFM has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies held by the Index Fund or included in the Underlying Index, we do not control any company held by the Index Fund or included in the Underlying Index, and are not responsible for any disclosure made by any other company.

▪	Your return on the notes may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the notes.

▪	There are liquidity and management risks associated with the Index Fund.

▪	The performance of the Index Fund and the performance of the Underlying Index may vary.

▪	Risks associated with the Underlying Index or the underlying assets of the Index Fund will affect the share price of the Index Fund and hence, the value of the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Underlying Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies held by the Index Fund or included in the Underlying Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the price per share of the Index Fund will be equal to or higher than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index Fund from the Starting Value to the date on which the notes are called.

▪	You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price per share of the Index Fund is below the Threshold Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index Fund with no expectation of receiving distributions from the Index Fund or receiving dividends or other benefits of owning the stocks held by the Index Fund.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the price per share of the Index Fund will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends from the Index Fund or dividends paid on the stocks held by the Index Fund.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

Trading Day

The following definition shall supersede and replace the definition of a “trading day” set forth beginning on page S-25 of product supplement STR-2.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, The NASDAQ Stock Market, the Eurex, the Chicago Mercantile Exchange, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market

Closing Market Price

The provisions of this section supersede and replace the definition of “Closing Market Price” beginning on page S-28 product supplement STR-2.

The “Closing Market Price” means:

(A)	If the Market Measure is listed or admitted to trading on a national securities exchange in the U.S. that is registered under the Securities Exchange Act of 1934 (“registered national securities exchange”), is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc., or is quoted on a U.S. quotation medium or inter-dealer quotation system (e.g., the Pink-Sheets), then the Closing Market Price for any date of determination on any trading day means, for one share of the Market Measure (or any other security underlying a Market Measure for which a Closing Market Price must be determined for purposes of the notes):

a.	the last reported sale price, regular way, on that day on the principal registered national securities exchange on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

b.	if the last reported sale price is not obtainable on a registered national securities exchange, then the last reported sale price on the over-the-counter-market as reported on the OTC Bulletin Board or, if not available on the OTC Bulletin Board, then the last reported sale price on any other U.S. quotation medium or inter-dealer quotation system on that day (without taking into account any extended or after-hours trading session); or

c.	if the last reported sale price is not available for any reason on a registered national securities exchange, on the OTC Bulletin Board, or on any other U.S. quotation medium or inter-dealer quotation system, then the Closing Market Price shall be the arithmetic mean of the bid prices on that day from as many dealers in that security, but not exceeding three, as have made bid prices available to the calculation agent after 3:00 p.m., local time in the principal market of the shares of the Market Measure (or any other security underlying the Market Measure for which a Closing Market Price must be determined for purposes of the notes) on that date (without taking into account any extended or after-hours trading session), or if there are no such bids available to the calculation agent, then the Closing Market Price shall be determined by the calculation agent in its sole discretion and reasonable judgment.

(B)	If the Market Measure is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, or is not quoted on any other U.S. quotation medium or inter-dealer system, then the Closing Market Price for any date of determination on any trading day means for one share of the Market Measure the U.S. dollar equivalent of the last reported sale price (as determined by the calculation agent in its sole discretion and reasonable judgment) on that day on a foreign securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that trading day as determined by the calculation agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that foreign exchange, then the Closing Market Price will mean the U.S. dollar equivalent (as determined by the calculation agent in its sole discretion and reasonable judgment) of the average of the last available bid and offer price on that foreign exchange.

(C)	If the Market Measure is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, is not quoted on any other U.S. quotation medium or inter-dealer quotation system, is not listed or admitted to trading on any foreign securities exchange, or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the U.S. dollar value (as determined by the calculation agent in its sole discretion) of the last available purchase and sale prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to each of MLPF&S and First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the notes. MLPF&S is our subsidiary, and First Republic was our subsidiary until June 30, 2010. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index Fund

We have derived the following information from publicly available sources. We are not affiliated with the Index Fund and the Index Fund will have no obligations with respect to the notes. This term sheet relates only to the notes and does not relate to shares of the Index Fund or securities in the EURO STOXX 50® Index (the “Underlying Index”). Neither we nor MLPF&S has participated or will participate in the preparation of the publicly available documents described below. Neither we nor MLPF&S has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Index Fund have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the value of the shares of the Index Fund on the Observation Dates and therefore could affect your Call Amount or Redemption Amount, as applicable.

SPDR® is a trademark of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”). The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

In seeking to track the performance of the Underlying Index, the Index Fund employs a replication strategy, which means that the Index Fund typically invests in substantially all of the securities represented in the Index in approximately the same proportions as the Index.

Under normal market conditions, the Index Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index. The Index Fund will provide shareholders with at least 60 days notice prior to any material change in this 80% investment policy. In addition, the Index Fund may invest in securities that are not included in the Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM. The Index Fund currently has an expense ratio of approximately 0.29% per year.

Information provided to or filed with the SEC relating to the Index Fund under the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file numbers 333-92106 and 811-21145, respectively. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Index Fund.

As of April 1, 2010, SPDR® Index Shares Funds changed the name of the Index Fund from “SPDR® DJ EURO STOXX 50® ETF” to “SPDR® EURO STOXX 50® ETF.” Similarly, the name of the Underlying Index was changed from “Dow Jones EURO STOXX 50® Index” to “EURO STOXX 50® Index.”

The Underlying Index

The Underlying Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones & Company, Inc., and SIX Swiss Exchange AG. Publication of the Underlying Index’s predecessor began in February 1998, based on an initial index level of 1,000 at December 31, 1991.

Index Composition and Maintenance

The Underlying Index is composed of 50 component stocks covering the largest supersector leaders in the EURO STOXX Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all of the market sectors defined by the Industry Classification Benchmark. Set forth below are the country weightings and market sector weightings of the securities included in the Underlying Index as of July 29, 2010.

Country Weightings		Industrial Sector Weightings
France	36.73%	Financials	31.83%
Germany	27.06%	Industrials	9.97%
Spain	14.96%	Utilities	9.70%
Italy	10.38%	Telecommunication Services	9.29%
Netherlands	6.22%	Energy	9.05%
Belgium	1.99%	Consumer Staples	8.73%
Finland	1.74%	Materials	6.45%
Ireland	0.75%	Health Care	5.63%
		Consumer Discretionary	5.45%
		Information Technology	3.90%

The composition of the Underlying Index is reviewed annually based on the closing stock data on the last trading day in August, and the component stocks are announced on that day. Changes to the component stocks are implemented on the third Friday in September. Changes in the composition of the Underlying Index are made to ensure that the Underlying Index includes the 50 component stocks covering the largest supersector leaders in the EURO STOXX Index.

The free float factors for each component stock used to calculate the Underlying Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Underlying Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Underlying Index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Underlying Index Calculation

The Underlying Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Underlying Index value can be expressed as follows:

Underlying Index =	free float market capitalization of the Underlying Index at the time divisor of the Underlying Index at the time

The “free float market capitalization of the Underlying Index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for each of the component companies as of the time that the Underlying Index is being calculated.

The divisor of the Underlying Index is adjusted to maintain the continuity of the Underlying Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

STOXX does not guarantee the accuracy or the completeness of the Underlying Index or any data included in the Underlying Index. STOXX assumes no liability for any errors, omissions, or disruptions in the calculation and dissemination of the Underlying Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Underlying Index or the manner in which the Underlying Index is applied in determining the amount payable on the notes at maturity or early redemption.

Since its inception, the Underlying Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Underlying Index during any period shown below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time during the term of the notes. The historical Underlying Index levels do not give an indication of future performance of the Underlying Index.

Historical Data

The following table sets forth the high and low closing prices of the shares of the Index Fund for the calendar quarters from the first quarter of 2005 through the pricing date. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of shares of the Index Fund should not be taken as an indication of future performance, and we cannot assure you that the price per share of the Index Fund will not decrease. In addition, we cannot assure you that the price per share of the Index Fund will increase so that the closing price per share of the Index Fund on any applicable Observation Date will be equal to or greater than the Starting Value or that your notes will be automatically called on such Observation Date.

	HIGH	LOW
2005
First Quarter	41.14	37.46
Second Quarter	39.75	37.30
Third Quarter	41.37	37.60
Fourth Quarter	42.13	38.50

2006
First Quarter	46.20	42.17
Second Quarter	49.22	42.50
Third Quarter	48.78	43.20
Fourth Quarter	53.57	48.64

2007
First Quarter	55.32	50.68
Second Quarter	61.37	55.14
Third Quarter	61.86	54.47
Fourth Quarter	64.91	60.67

2008
First Quarter	62.76	52.71
Second Quarter	60.36	51.31
Third Quarter	52.22	41.06
Fourth Quarter	42.61	26.35

2009
First Quarter	34.93	22.28
Second Quarter	36.63	27.68
Third Quarter	42.18	31.35
Fourth Quarter	43.55	39.58

2010
First Quarter	43.10	35.37
Second Quarter	40.55	30.01
Third Quarter (through the pricing date)	35.50	30.87

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index Fund. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index Fund and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index Fund.

•

Under this characterization and tax treatment of the notes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index Fund. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index Fund for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity.    Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index Fund for U.S. federal income tax purposes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, a U.S. Holder’s capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code.    Because the Index Fund is a type of financial asset described under Section 1260 of the Code, while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). The Excess Gain will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the Index Fund at fair market value on the original issue date for an amount equal to the issue price of the notes and sold such amount of the Index Fund upon the date of sale, exchange, redemption, or settlement of the notes at fair market value. In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement). U.S. Holders should consult their tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 product supplement STR-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Strategic Accelerated Redemption Securities®” is our registered service mark.